Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 March 5, 2010

$[—] Quarterly Review Notes due March 28, 2011 Linked to Sugar Global Medium-Term Notes, Series A, No. C-202

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	March 24, 2010

Issue Date:	March 29, 2010

Review Dates:	June 24, 2010* (first review date), September 24, 2010* (second review date), December 27, 2010* (third review date) and March 23 2011* (final review date).

Maturity Date:	March 28, 2011** (resulting in a term to maturity of approximately 12 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Reference Asset:	Sugar, as described under “Settlement Price” in this free writing prospectus. For reference purposes only, the Bloomberg ticker symbol for the reference asset is “SB1 <Comdty>”.

Automatic Call:	On any review date, if the settlement price of the reference asset on such day is greater than or equal to the call level, the Notes will be automatically called for a cash payment per Note equal to the applicable call price payable on the applicable call payment date.

Call Level:	100% of the initial price

Call Price:

For every $1,000 principal amount Note, you will receive cash payment of $1,000 plus a call premium calculated as follows:

•     5.00%-7.50%* × $1,000 if called in respect of the first review date

•     10.00%-15.00%* × $1,000 if called on the second review date

•     15.00%-22.50%* × $1,000 if called on the third review date

•     20.00%-30.00%* × $1,000 if called on the final review date

*   The actual percentage applicable to the first, second, third and final review dates will be determined on the initial valuation date but will not be less than 5.00%, 10.00%, 15.00% and 20.00%, respectively.

Call Payment Dates:	First review date: June 29, 2010 Second review date: September 29, 2010 Third review date: December 30, 2010 Final review date: March 28, 2011

Payment at Maturity (if not called):

If the Notes are not called:

•       If the Reference Asset Return is at or above -30% (but below 0%), your payment per $1,000 principal amount Note will equal to $1,000; or

•       If the Reference Asset Return is below -30%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

Assuming the Notes are not called, you will lose some or all of your investment at maturity if the Reference Asset Return is lower than -30%.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	US¢ [—]/pound, the settlement price of the reference asset (as described under “Settlement Price” in this free writing prospectus) on the initial valuation date.

Final Price:	The settlement price of the reference asset (as described under “Settlement Price” in this free writing prospectus) on the final review date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740JXN5 and US06740JXN52

‡	The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event as described in “Terms of the Notes—Maturity Date” and under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, and “Selected Risk Considerations” beginning on page FWP-7 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations is very strong. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The ratings mentioned in this paragraph are a statement of opinion and not a statement of fact and are subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and are not a recommendation to buy, sell or hold securities.

FWP–2

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the reference asset as shown under the column “Sugar Appreciation/Depreciation at Review Date.” The following table assumes a hypothetical initial price of US¢22.26/pound, which results in a call level of US¢ 22.26/pound for each of the review dates. The table assumes that the percentages used to calculate the call price applicable to the first, second, third and final review dates are 5.00%, 10.00%, 15.00% and 20.00%, respectively, regardless of the appreciation of the reference asset, which may be significant; the actual percentages will be determined on the initial valuation date. There will be only one payment on the Notes whether called or not. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for the corresponding call payment date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Table of Hypothetical Values

If Notes are called in respect of the first review date

Reference Asset Return	Investment in the Notes	Direct Investment in the Reference Asset
+ 100%	$1,050.00	$2,000.00
+ 90%	$1,050.00	$1,900.00
+ 80%	$1,050.00	$1,800.00
+ 70%	$1,050.00	$1,700.00
+ 60%	$1,050.00	$1,600.00
+ 50%	$1,050.00	$1,500.00
+ 40%	$1,050.00	$1,400.00
+ 30%	$1,050.00	$1,300.00
+ 20%	$1,050.00	$1,200.00
+ 10%	$1,050.00	$1,100.00
+ 5%	$1,050.00	$1,050.00

0%	$1,050.00	$1,000.00

- 5.00%	$1,050.00	$950.00
- 10.00%	$1,050.00	$900.00
- 15.00%	$1,050.00	$850.00
- 20.00%	$1,050.00	$800.00
- 25.00%	$1,050.00	$750.00
- 30.00%	$1,050.00	$700.00
- 40.00%	$1,050.00	$600.00
- 50.00%	$1,050.00	$500.00
- 60.00%	$1,050.00	$400.00
70.00%	$1,050.00	$300.00
80.00%	$1,050.00	$200.00
- 90.00%	$1,050.00	$100.00
- 100.00%	$1,050.00	$0.00

Assuming the settlement price of the reference asset on the first review date is greater than or equal to the call level, the Notes are called and you will receive on the first call payment date a cash payment per Note equal to the applicable call price of $1,050.00, regardless of the performance of the reference asset on the final review date. Your return on the Notes in this scenario would be 5%.

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Table of Hypothetical Values

If Notes are called in respect of the third review date

Reference Asset Return	Investment in the Notes	Direct Investment in the Linked Share
+ 100%	$1,150.00	$2,000.00
+ 90%	$1,150.00	$1,900.00
+ 80%	$1,150.00	$1,800.00
+ 70%	$1,150.00	$1,700.00
+ 60%	$1,150.00	$1,600.00
+ 50%	$1,150.00	$1,500.00
+ 40%	$1,150.00	$1,400.00
+ 30%	$1,150.00	$1,300.00
+ 20%	$1,150.00	$1,200.00
+ 10%	$1,150.00	$1,100.00
+ 5%	$1,150.00	$1,050.00

0%	$1,150.00	$1,000.00

- 5.00%	$1,150.00	$950.00
- 10.00%	$1,150.00	$900.00
- 15.00%	$1,150.00	$850.00
- 20.00%	$1,150.00	$800.00
- 25.00%	$1,150.00	$750.00
- 30.00%	$1,150.00	$700.00
- 40.00%	$1,150.00	$600.00
- 50.00%	$1,150.00	$500.00
- 60.00%	$1,150.00	$400.00
70.00%	$1,150.00	$300.00
80.00%	$1,150.00	$200.00
- 90.00%	$1,150.00	$100.00
- 100.00%	$1,150.00	$0.00

Assuming the settlement price of the reference asset on the third review date is greater than or equal to the call level, the Notes are called and you will receive on the first call payment date a cash payment per Note equal to the applicable call price of $1,150.00, regardless of the performance of the reference asset on the final review date. Your return on the Notes is equal to 15%.

FWP–4

Table of Hypothetical Values

If Notes are NOT called prior to maturity

Reference Asset Return	Investment in the Notes	Direct Investment in the Linked Share
+ 100%	$1,200.00	$2,000.00
+ 90%	$1,200.00	$1,900.00
+ 80%	$1,200.00	$1,800.00
+ 70%	$1,200.00	$1,700.00
+ 60%	$1,200.00	$1,600.00
+ 50%	$1,200.00	$1,500.00
+ 40%	$1,200.00	$1,400.00
+ 30%	$1,200.00	$1,300.00
+ 20%	$1,200.00	$1,200.00
+ 10%	$1,200.00	$1,100.00
+ 5%	$1,200.00	$1,050.00

0%	$1,200.00	$1,000.00

- 5.00%	$1,000.00	$950.00
- 10.00%	$1,000.00	$900.00
- 15.00%	$1,000.00	$850.00
20.00%	$1,000.00	$800.00
25.00%	$1,000.00	$750.00
- 30.00%	$1,000.00	$700.00
- 40.00%	$600.00	$600.00
- 50.00%	$500.00	$500.00
- 60.00%	$400.00	$400.00
- 70.00%	$300.00	$300.00
- 80.00%	$200.00	$200.00
- 90.00%	$100.00	$100.00
- 100.00%	$0.00	$0.00

FWP–5

If Notes are not called prior to maturity and the final price is at or above the call level on the final review date, the Notes are called and you will receive on the maturity date a cash payment per Note equal to the applicable call price of $1,200.00. Your return on the Notes in this scenario would be 20%.

If Notes are not called prior to maturity and the Reference Asset Return is at or above -30% (but below 0%), you will receive on maturity date a cash payment per Note equal to $1,000. Your return on the Notes is equal to 0%.

If Notes are not called prior to or at maturity and the Reference Asset Return is below -30%, you will receive on maturity date a cash payment per Note equal to $1,000 + ($1,000 x Reference Asset Return). Your return on the Notes is equal to the Reference Asset Return.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the coupon payment dates, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” with respect to the Reference Asset; and

•	For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

Appreciation Potential—If the settlement price of the reference asset on a review date is greater than or equal to the call level, your investment will yield a payment per Note of $1,000 plus: (i) at least 5.00% x $1,000 if called in respect of the first review date; (ii) at least 10.00% x $1,000 if called in respect of the second review date; (iii) at least 15.00% x $1,000 if called in respect of the third review date; or (iv) at least 20.00% x $1,000 if called in respect of the final review date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is approximately one year, the Notes will be called before maturity if the settlement price of the reference asset on a review date is at or above the call level, and you will be entitled to the applicable call price set forth on the cover of this free writing prospectus.

•

Limited Protection Against Loss—If the Notes are not called and the final price declines by no more than 30% as compared to the initial price, you will be entitled to receive the principal amount of your Notes at maturity. If the final price declines by more than 30% from the initial price, you will be fully exposed to declines in the reference asset, and you will lose 1% of the principal amount of your Notes for every 1% that the reference asset return is below -30%.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes will generally not exceed one year, any gain or loss you recognize upon the sale, redemption or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

FWP–6

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes. If Section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark your Notes to market at the end of each year (i.e., recognize gain or loss as if the Notes had been sold for fair market value).

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities”;

•	“Risk Factors—Additional Risks Relating to Securities Which Are Not Fully Principal Protected or Are Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”; and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final price declines by more than 30% compared to the initial price, you will be fully exposed to declines in the reference asset and will lose 1% of your principal amount for every 1% such decline beyond -30%.

•

Limited Return on the Notes—If the Notes are called, your potential gain on the Notes will be limited to the percentage used to calculate the call price applicable for a review date, as set forth on the cover of this free writing prospectus, regardless of the appreciation in the settlement price of the reference asset from the initial valuation date to the final review date, which may be significant. If the Notes are not called, you will at most receive the principal amount of your Notes. You may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the reference asset.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	No Interest—As a holder of the Notes, you will not receive any interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

FWP–7

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

The Notes May Be Subject to Certain Risks Specific to Sugar as a Commodity—Sugar is an agricultural commodity and a soft commodity. Consequently, in addition to factors affecting commodities generally that are described in the prospectus supplement, a number of additional factors specific to agricultural commodities and softs, and in particular Sugar, might cause price volatility. These may include, among others:

•	weather conditions, including floods, drought and freezing conditions;

•	changes in government policies;

•	changes in global demand for food;

•	changes in ethanol demand;

•	planting decisions; and

•	changes in demand for agricultural products or softs, and in particular sugar, both with end users and as inputs into various industries.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected performance of the reference asset;

•	volatility of the reference asset and of the commodities markets;

•	prevailing spot prices;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the price of Sugar; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Settlement Price

The official U.S. dollar cash buyer settlement price that will be used for the initial price, the settlement price on a review date and the final price of Sugar will be determined by the Calculation Agent as described below:

Where the Reference Asset is sugar, the official settlement price per pound of deliverable grade cane sugar on the New York Board of Trade (“NYBOT”) of the futures contract in respect of either (i) the first nearby month or (ii) if the initial valuation date falls on or after the earlier of the first notice day or the last trading day of the relevant futures contract, the second nearby month, stated in U.S. cents, as made public by NYBOT.

The settlement price of the reference asset on March 1, 2010 was US¢22.26/pound.

FWP–8

Historical Information

The following graphs sets forth the historical performance of the reference asset based on the daily settlement price from January 3, 2003 through March 1, 2010.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

We obtained the Reference Asset settlement prices above from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Reference Asset settlement prices during the observation period or on the final valuation date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

FWP–9